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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. THREE)*

                          FIREPLACE MANUFACTURERS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   318216108
           --------------------------------------------------------
                                 (CUSIP Number)

       Ronald F. Givner Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP, 2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
                                  (310) 203-8080
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  August 19, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 318216108               SCHEDULE 13D
          ---------


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 (1) Names of Reporting Person
     I.R.S. Identification No. of Above Persons (Entities Only)

     JOHN D. HORNSBY
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
       Not applicable
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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
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 (6) Citizenship or Place of Organization
        U.S.A.
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     -0-
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER

         a.  Common Stock, $0.01 par value.

         b.  Fireplace Manufacturers, Inc. (the "Company"),
             2701 S. Harbor Blvd., Santa Ana, California 92704.

ITEM 2.  IDENTITY AND BACKGROUND

         a.  John D. Hornsby.

         b.  2701 S. Harbor Blvd., Santa Ana, California 92704.

         c.  Chief Operating Officer, Secretary and a Director of the Company.

         d.  Not Applicable

         e.  Not Applicable

         f.  U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION

         See Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         On August 19, 1998, the Company was merged with and into DESA International, Inc. ("DESA") pursuant to Plan and Agreement of Reorganization, dated May 13, 1998, among and between the Company, FMI, DESA, FMI Acquisition, Inc. and certain shareholders of the Company (including John D. Hornsby) in which the shareholders of FMI received $7.14 per share and in which

         John D. Hornsby exchanged                       427,748 shares
         John and Debby Hornsby exchanged                 50,000 shares
         Debbie Hornsby exchanged                          3,000 shares

         In addition, pursuant to such Plan and Agreement of Reorganization, 250,000 stock options for shares of the Common Stock of the Company formerly held by John D. Hornsby were canceled for $1.00.

         As a result of such transactions, John D. Hornsby does not own any beneficial interest in any shares of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

         None.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Plan and Agreement of Reorganization (Previously filed with Amendment No. 3 to the Schedule 13D fo DESA International, Inc. filed on June 5, 1998).



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 1998                        /s/ John D. Hornsby
                                       ----------------------------------------
                                           JOHN D. HORNSBY


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